CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634
                                                       Level 9, 28 The Esplanade
                                                    Perth Western Australia 6000
                                   PO Box 5643 St George's Terrace Perth Western
                                                                  Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



DATE:     December 8, 2006

TO:       Tracie Towner
          United States Securities and Exchange Commission
          Division of Corporation Finance
          (Tel) 202-551-3744 (Fax) 202-772-9368

RE: CityView Corporation Limited's 2005 20-F for Fiscal Year Ended December 31, 2005

Number of pages including cover sheet:  62

There appears to be a misunderstanding on our part between previous correspondence regarding full cost v successful efforts method of accounting under USGAAP. In answer to previous correspondence note 5 dated October 10, 2006 and in response to correspondence note 3 and 4 dated November 29, 2006. Under USGAAP CityView adopts the successful method of accounting.
The 20-F has been amended accordingly at note 26.

Included in the attached are the following documents:

1. Amended 20-F. (61 pages)

Item 1 above is currently with Sherb & Co as well as this and our previous fax correspondence dated October 18, 2006. They will EDGAR the Documents as requested in your letter dated November 29, 2006.

 I have faxed the documents to you for your reference.

Any correspondence may be addressed to myself Paul Williams by email at info@cityviewcorp.com or direct paulw@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799

Regards

Paul Williams